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02060481

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentonia Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

DEC 17 2002

THOMSON FINANCIAL

FILE NO. 82- 627

FISCAL YEAR 8-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 12/9/02

ANNUAL REPORT 2002

DENTONIA RESOURCES LTD.

(TSX VENTURE – "DTA")

Annual Report for the Annual General Meeting of Shareholders
of
Dentonia Resources Ltd.
to be held on
Tuesday, December 10, 2002

at Suite #100 (3rd Floor), 853 Richards Street, Vancouver, British Columbia, Canada, at 10:30 am (Vancouver time).

Advance Notice of Annual General Meeting was published in "The Province" on October 22, 2002.

DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

MESSAGE TO SHAREHOLDERS

Attached are the Audited Financial Statements for Dentonia Resources Ltd. ("Dentonia") for the 12 month period expired August 31, 2002, together with a detailed review of Dentonia's exploration efforts, through its 1/3 equity holding in DHK Diamonds Inc., over the last 15 months, analyses of Dentonia's financial position and financing over the last 15 months and current financial requirements, and an outlook for the 2003 exploration season.

On behalf of management and the board of directors, I thank shareholders for their continued support during the past year.

Adolf A. Petancic
President & Director

DENTONIA RESOURCES LTD.
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

MANAGEMENT DISCUSSION

GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

These discussions and analyses should be read in conjunction with the consolidated financial statements dated August 31, 2002, appearing elsewhere herein.

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange") under the symbol "DTA", and is registered as a foreign exempt corporation, file #82-627, with the Securities & Exchange Commission.

Dentonia was incorporated for the purpose of acquiring, exploring, and developing mineral properties in British Columbia, elsewhere in Canada, and in foreign countries.

In 1992, together with two other junior companies, Dentonia formed and incorporated DHK Diamonds Inc. ("DHK"), under the laws of Northwest Territories ("NWT"), Canada.

DHK, in which Dentonia has 1/3 equity interest, staked approximately 208,000 acres in the Lac de Gras area of the NWT in the winter of 1992 for the purpose of exploring these properties for diamondiferous kimberlites. Two of the claim blocks have now been abandoned and the land holdings in the WO block has been substantially reduced.

In the spring of 1992, DHK entered into an option/joint venture agreement with Kennecott Canada Exploration Inc., a subsidiary of Rio Tinto, England, which resulted in the discovery of 13 diamondiferous kimberlites on the DHK properties, one of which, the DO27, was bulk sampled (5,000 tonnes in total, pyroclastic, volcaniclastic [black fragmental], diatreme facies) in 1993/94.

This particular pipe and other kimberlites were considered to be sub-economic and in 2000 Kennecott entered into an agreement with DHK relinquishing its interest in the properties for a 9.9% interest in DHK, which agreement was modified in September, 2001, by Kennecott abandoning the 9.9% interest in DHK and "surrendering marketing rights", in return for a 1% gross overriding royalty from diamond production from any kimberlite located on DHK's Lac de Gras properties.

It should be noted, however, that the kimberlite pipe DO27 (see sketch) with a potential reserve of up to 20,000,000 tonnes, is multi-phased and lends itself to grade and quality variation of diamonds, from phase to phase, within the pipe.

It is a fact that the underground drift, in 1994, due to poor ground conditions, had to be abandoned and did not reach the intended target, the center of the pipe, or the "center of the apple green tuff". The drift fell 150 meters or 500 ft. short off the center, which is more or less marked by drill hole DO27-7.

This hole yielded from a 180kg sample, 62 macros>0.5 mm and 162 micros<0.5 mm diamonds, for a macro/micro ratio of 0.38, a diamond count of 124 per 100kg, total micro diamond yield of 0.665 carats, or a projected grade of 3.67 ct/tones, superior in size of sample, grade, ratio of macros/micros to any other drill hole sample within DO27 complex.

In addition, William Griffin of CSIRO Australia, suggested a possible grade of 1.5 ct/tonne, for the DO27, based on his Gamma Factor, a theoretical scoring system based on temperature distribution, source of mantle mix, style and degree of metasomatism (changes brought about in minerals by external material and agencies of heat, pressure, and chemical active fluids) for garnets.

On the other hand the 1994 bulk sample grade of the kimberlite material recovered, from the edge of the pipe, was limited to 0.356 ct/tonne and diamonds were generally small. A subsequent nitrogen inclusion study by Felix Kaminsky, suggest a nitrogen profile similar to the nitrogen profile of diamonds from the Premier Pipe, South Africa, which contains large diamonds, e.g. Cullinan Diamond. This profile suggests the presence of larger diamond, within the DO27 diamond population, than were observed in the 1994 DO27 bulk sample.

The bulk of the 1994 underground sample was primarily taken from the "black lithic olivine crystal tuff", at the edge of DO27, a different phase, which may have a different grade and may contain a different quality of diamonds from that of the "apple green tuff".

A quote from H. H. Helmstaed's, Queen's University, Canada, lecture in 1993 to the PDA, "Apart from the well-known variation in grade between distinct kimberlite phases ---", supports and illustrates this point, the variation in grade from phase to phase, leads to the conjecture that the DO27 was inadequately sampled in 1994, <u>and needs a second look</u>, especially if WO9, within a distance of 2.5 km (1.6 mile) of DO27, proves to be commercial.

Result of Operations 2002

In August, 2001, DHK entered into agreements with Archon Minerals Limited ("Archon") and BHP Billiton Diamonds Inc. ("BHPB") to carry out a Falcon Gravity Gradiometer Survey (Falcon Survey) over the WO claim block.

In September 2001, BHPB began to fly a Falcon Survey (4,415 line/km) over the northern part of the WO block. This survey was completed by the end of September 2001. (see sketch)

The initial interpretation of the data from this Falcon Survey was carried out by an independent geophysical contractor. This new data, together with other geophysical data, i.e. EM and magnetic, and kimberlite indicator mineral data, generated by Kennecott and Archon earlier, and BHPB's own magnetic data, were compiled and interpreted by BHPB's own geophysicists and geologists. The results of these interpretations became available on December 18, 2001, and showed the presence of 22 targets, 3 of which were lost to third parties. (see sketch)

By way of explanation, BHPB's proprietary airborne Falcon technology is designed to detect variations in the earth's gravitational field due to changes in the density of the underlying rock. Kimberlites of sufficient size with their relatively low density, especially pyroclastic or crater facies kimberlites, are detectable with this technology, so will other geological formations of low density, for example meta-sediments, lake bottom sediments, and deep depressions in bedrock covered with overburden.

To discover kimberlites, mineral indicator trains (KIM), electromagnetic (EM), magnetic, both ground and airborne, and ground gravity surveys are used. The Falcon Survey is an additional tool and is unique in that it is an airborne gravity survey, very sensitive to gravity variations, covers large areas efficiently in a short period of time.

For various reasons a kimberlite may not respond to electromagnetic or magnetic surveys, however, if of sufficient size, and if especially of pyroclastic or crater facies, such kimberlites will respond to a Gravity Gradiometer Survey.

BHPB has been successful in discovering additional kimberlites at the Ekati Diamond Mine, north of the WO block, kimberlites without significant electromagnetic and magnetic signatures, by the Falcon Surveys in areas of kimberlite clusters or adjacent to known kimberlites.

The area surrounding the DO27 and DO18 (Tli Kwi Cho), a cluster of kimberlites, located within the WO claim block, is considered to be a prospective area to find additional kimberlites. With additional higher-grade pipes, this whole cluster may potentially be economic.

In September of 2002, Archon, the operator of the then drill program advised that four targets had been drill tested, three with negative results, the fourth, however, with positive results, the WO9, leaving fifteen (15) untested targets, seven (7) of primary importance, some to be tested in the winter season, 2003.

The fourth target was located by a combination of Falcon data and interpretation of topographical features, resulted in the intersection of a new kimberlite, crater facies, WO9.

The discovery drill hole, oblique to the kimberlite pipe wall, was collared in granite, on the lake shore, drilled at a 47° dip angle, encountered crater facies kimberlite, over a length from 47m (157 ft.) to 86m (284 ft.), and was still in kimberlite when stopped. (see sketch)

The obliqueness of the direction of the diamond drill hole to the wall of the kimberlite, the setup of the drill rig on a cliff about 20m above the surface of the lake, overlying the kimberlite, and the size of the heliportable rig, prevented the core from deeply penetrating into the kimberlite and was thus confined to the upper most part of and close to the wall of the kimberlite.

This part of the kimberlite is diluted with shale and country rock fragments, markers of an explosive emplacement; such an emplacement should have minimized resorption of diamonds, i.e. it maintained the integrity of the diamonds during the eruption of the kimberlite.

As the next step, this kimberlite will have to be further sampled and delineated, in the coming winter drill season with a larger diameter drill core rig, to determine the actual size and obtain more representative samples of the kimberlite. It is estimated that WO9 has a surface of expression of 100m x 200m, a sizeable kimberlite for the Slave Craton.

This new kimberlite is located in a bay of a lake, 2,100 meters or 6,900 ft. south-west of kimberlites DO27 and DO18, and about 200 meters or 650 ft. north of DO29N, the latter was described as, "a multi-phased system which includes hypabyssal kimberlite dikes, pyroclastic (crater facies) kimberlite and heterolithic kimberlite breccias", and is diamondiferous.

The drill core from this new kimberlite contains indicator minerals. Sediment fragments and the texture of the core samples, appear to be similar to some of the Ekati and Diavik pipes, suggesting an explosive emplacement from great depth during the Cretaceous period.

Part of the drill core from the WO9, (60kg), has been submitted for caustic fusion. Results are pending and will be released once a final and definitive agreement has been concluded among the various parties having an interest in the WO block.

At this stage, BHPB has earned a 38.4% interest, a new discovery having been made, Archon 16.48%, Aber has retained a 9.75%, SouthernEra 6.5%, and DHK a 28.8% interest in the WO claim block.

The above parties have been locked in a lengthy series of negotiations relating to the WO claim block, much longer than expected, it is, however, anticipated that a final, definitive, agreement will be concluded within the next few weeks.

As part of these negotiations, Dentonia and the other two shareholders of DHK have agreed, subject to the resolution of outstanding accounts, to participate directly in the emerging joint venture agreement, and not through the DHK vehicle.

If BHPB conducts a bulk test of 200 tonnes or more of a new discovery, within 36 months, at its sole costs, it may increase its interests to 54.47%, the remaining interests will then be held, Archon 13.28%, Aber 7.35%, SouthernEra 4.90, and DHK 20% in the WO block.

All interests are subject to a 1% gross overriding royalty in favour of Kennecott Canada Exploration Inc.

COST OF OPERATIONS, FALCON SURVEY, PAST DRILL PROGRAMS

DHK's costs of the Falcon Survey over the WO block were borne by BHPB/Archon, and the cost of drill testing the first 2 Falcon targets by Archon.

The cost of the Falcon Survey was $287,000, and the portion of DHK's cost of drill testing the first 2 targets was borne by Archon. The estimated cost of a 200 tonne bulk test is placed between $2,000,000 - $4,000,000, to be borne by BHPB.

The portion of DHK's drill cost relative to the WI and DHK claim blocks in 2001, and of the third and fourth drill holes, out of the 4, relative to WO claim block in 2002, have yet to be settled with Archon.

FINANCIAL CONDITIONS, TRANSACTIONS & SOLVENCY

On February 1, 2002, a non-brokered private placement of 1,250,000 units at $0.05 a unit was completed, a unit consists of 1 share and 2 warrants, 2 warrants and $0.10 are required to purchase one (1) additional share, on or before February 1st, 2003. This private placement raised $62,500.

On November 8, 2001, December 13, 2001 and July 4, 2002, 100,000, 50,000 and 100,000 common share purchase warrants were exercised, respectively, at $0.10 for a total of $25,000, leaving 150,000 common share purchase warrants outstanding exercisable at $0.10 until August 8, 2003 and 1,050,000 common share purchase warrants, requiring 2 warrants and $0.10 to purchase one (1) additional share, or in the aggregate 525,000 common shares, outstanding until February 1st, 2003.

Any common shares purchased pursuant to the 150,000 warrants have no hold period, and if purchased pursuant to 1,050,000 warrants, have a hold period until February 1st, 2003.

For the fiscal period under review, September 1st, 2001 to August 31st, 2002 in the aggregate $87,500 were realized through the exercise of warrants and subscriptions to a private placement. As of August 31, 2002, Dentonia's cash balance was $2,791.00, and, Dentonia shall need a financing in the near future to continue operations (see Exercise of Director's Option below).

OUTLOOK FOR 2003 AND FUTURE EXPLORATION

It is anticipated that a diamond drill program with a larger diameter core to delineate and sample the WO9 will commence in early 2003 at an estimated cost of $250,000.

The testing of a minimum of seven (7) Falcon targets and up to fifteen (15) targets will also commence in early 2003.

In both cases, Dentonia will have to make its pro rata contributions, a 200 tonne bulk sample of a new kimberlite is possible in early 2004, such costs to be borne solely by BHPB.

ADMINISTRATION EXPENSES

Dentonia is reporting a net loss for the fiscal period expired August 31, 2002 of $106,154, its administrative expenses were $109,023 these expenditures were reduced by $22,201 from the previous fiscal period.

SUBSEQUENT EVENTS

Exercise of Director's Option

Name	Number of Shares	Exercise Price of Option	Date	Amount
Adolf A. Petancic	200,000	$0.10	October 31, 2002	$20,000

Conversion of Debt

Name	Number of Shares	Conversion Price	Date	Amount
Adolf A. Petancic	137,500	$0.10	September 4, 2002	$13,750

Since January, 2002, Adolf A. Petancic, President/Director charges a management fee of $2,500/month, part of these amounts were paid in cash, the balance, namely $13,750 which included the month of August, 2002, was converted into shares of the Company at $0.10/share.

All shares issued under Private Placements, Debt Conversions, and/or Exercise of Warrants and Options are subject to a minimum 4 month hold period or more.

INVESTOR RELATIONS

No particular investor relations activities were undertaken by Dentonia during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers.

FURTHER INFORMATION

For press releases and other up-dated information, please contact Dentonia either by phone, fax, e-mail at dentonia@telus.net, or refer to SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.


DRILL HOLE
ESTIMATED PIPE OUTLINE
scale 1:5000
0
250
metres
7100E
7200E
7300E
7400E
7500E
7600E
N
34,500N
34,400N
34,300N
34,200N
34,100N
34,000N
33,900N
33,800N
33,700N
33,600N
33,500N
DO-18
DO-27
NORTHWESTERN LOBE
EASTERN LOBE
SOUTHERN LOBE
W.L. 425.4
DO27 AND DO18
DRILL HOLE LOCATION MAP
NORTHWEST TERRITORIES, CANADA
Date: 09/11/94
Author: B.J.D.
File: D27FD5
PS: 1 = 5


FALCON SURVEY – WD BLOCK
"Scope of Survey"
"SCOPE OF SURVEY"
SCOPE OF SURVEY
7 140,000m N
7 120,000m N
7 100,000m N
540,000m E
560,000m E
DO41
DO40
DO32
DO18
DO27
WD9
DO29
ADO2
CLAIM BOUNDARY
scale 1:250,000
0
10
kilometres
METASEDIMENTS
KNOTTED QUARTZ–MICA CORDIERITE SCHISTS
GRANITOID INTRUSIVES
DIABASE DYKES
KIMBERLITE PIPE
DEEP MAGNETIC INTRUSIVE
PROMINENT CONDUCTIVE UNIT
ICE DIRECTION (YOUNGER)
ICE DIRECTION (OLDER)


535000
540000
545000
550000
555000
560000
7135000
7130000
7125000
7120000
7115000
7110000
wo24
wo21
ow22
WO-31
ow21
ow1
wo13
wo12
ow20
WO-36
WO-42
oki 1
TT3
ow18
ow19
SAS1
TT1
WO-6
WO-5
wo23
wo22
ow4
ow3
ow2
wo14
wo11
ow5
SAS2
WO-8
TT2
WO-40
oki 2
SAS3
wo2
WO-14
WO-35
oki 3
wo36
ow6
wo34
wo33
ow8
ow9
WO-22
WO-37
wo37
wo38
TT4
wo40
ow10
TT5
WO-24
WO-39
TT6
ow11
TT7
TT8
TT9
wo43
WO-23
wo49
wo50
wo51
ow12
ow13
ow14
WO-38
ow15
ow16
ow17
OL20
OL21
OL22
Area of Interest
Anomalies Oct 2002
Drilling required
possible
WO Block Claims Oct 2002
Lapsed
WO

N

NAD83 UTM12

2 0 2 4 Kilometers

WO Block, NWT, Canada
Current Claim Status Oct 2002
Anomalies

Figure 1


555000E
555200E
555400E
555600E
555800E
7133400N
7133200N
7133000N
7132800N
7132600N
Tli Kwi Cho
Approx. 2100 metres northeast
WO-6 CLAIM
This portion of WO block together with DO 27 and DO 18 (Tli Kwi Cho) is taken to Lease
Claim Boundary (Western Lease Boundary)
Falcon™ Target Outline
Lake
WO 9
EM Outline
98 DO29N-06
DO29N
Magnetic Anomaly
Legend
Drill hole

WO-9 KIMBERLITE

(553310E, 7133040N)

WO BLOCK

NORTHWEST TERRITORIES


METRES
0
100
200
300

SUPPLEMENTAL INFORMATION

(for the Year ended August 31, 2002)

1. See financial statements.

2. Non-arms length expenditures - fiscal year-to-date $34,000

3.(a) Summary of securities issued: 4th Quarter – 100,000 shares

Date of Issue	Type of Securities	Type of Issue	Number	Price	Total Proceed
July 4, 2002	Common Shares	Exercise of Warrant	100,000	$0.10	$10,000

3.(b) Options Granted: 4th Quarter - Nil

Date	Number	Name of Optionee	Exercise Price	Expiry Date

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) - Issued and outstanding shares 14,949,708

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

Name	No. of Shares	Exercise Price	Expiration Date
Adolf A. Petancic	400,000*	0.10	December 10, 2002
Brian E. Weir	200,000	0.10	December 10, 2002
Gerald Carlson	100,000	0.10	December 10, 2002
H. Martyn Fowlds	200,000	0.10	December 10, 2002
Dorothy S.H. Chin	95,000	0.10	December 10, 2002
TOTAL:	995,000		

*200,000 shares were exercised subsequent to August 31, 2002

Warrants Outstanding:

Number of Shares	Price	Expiry
150,000	$0.10	on or before August 8, 2003
1,050,000*	$0.10	on or before February 1, 2003

*2 warrants and $0.10 to purchase one (1) share

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President; Gerald G. Carlson, Director; Martyn Fowlds, Director, Vice President and Secretary; Brian Weir, Director.

DENTONIA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

AUGUST 31, 2002 AND 2001

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
Dentonia Resources Ltd.

We have audited the consolidated balance sheets of Dentonia Resources Ltd. as at August 31, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles used in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

October 24, 2002

DENTONIA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 2002 AND 2001

	2002 $	2001 $
ASSETS		
CURRENT ASSETS		
Cash	2,787	14,985
Accounts receivable	332	380
	3,119	15,365
CAPITAL ASSETS (Note 5)	4,565	5,928
MINERAL PROPERTY (Note 4)	4,315	-
	11,999	21,293
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	19,259	9,899
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	7,173,820	7,056,320
SUBSCRIPTION RECEIVED	-	30,000
DEFICIT	(7,181,080)	(7,074,926)
	(7,260)	11,394
	11,999	21,293

APPROVED BY THE BOARD

"Adolf A. Petancic" Director

"H. Martyn Fowlds" Director

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

	2002 $	2001 $
GENERAL EXPENSES		
Accounting and legal	6,818	7,349
Amortization	1,364	1,798
Bank charges and interest	115	126
Exchange loss (gain)	42	32
Management fees	21,750	-
Office and miscellaneous	5,574	7,140
Rent	-	10,388
Shareholder relations	11,847	10,518
Telephone and communications	2,122	3,063
Transfer agent and filing fees	10,734	12,121
Wages and benefits	48,657	78,689
	109,023	131,224
OTHER INCOME (EXPENSES)		
Expense recoveries	2,869	4,772
Equity investment losses	-	(19,155)
Interest	-	2,242
	2,869	(12,141)
NET LOSS FOR THE YEAR	(106,154)	(143,365)
DEFICIT - BEGINNING OF YEAR	(7,074,926)	(6,931,561)
DEFICIT - END OF YEAR	(7,181,080)	(7,074,926)
LOSS PER SHARE	(0.01)	(0.02)

DENTONIA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

	2002 $	2001 $
CASH FROM (USED IN):		
OPERATING ACTIVITIES		
Net loss for the year	(106,154)	(143,365)
Items not involving cash		
Amortization	1,364	1,798
Equity investment losses	-	19,155
	(104,790)	(122,412)
Change in non-cash working capital items	9,407	4,253
	(95,383)	(118,159)
FINANCING ACTIVITY		
Capital stock issued	87,500	12,750
Share subscriptions received	-	30,000
INVESTING ACTIVITIES		
Expenditures on mineral property	(4,315)	-
Increase in investments and advances	-	(19,155)
	(4,315)	(19,155)
DECREASE IN CASH	(12,198)	(94,564)
CASH - BEGINNING OF YEAR	14,985	109,549
CASH - END OF YEAR	2,787	14,985

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

Computer	30%
Furniture and fixtures	20%

d) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

e) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

f) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.

g) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTY

The costs capitalized relate to the Company's 25% interest in claims in the Lac de Gras area, North West Territories.

5. CAPITAL ASSETS

	Cost $	Accumulated Amortization $	2002 Net Book Value $	2001 Net Book Value $
Computer	16,920	15,681	1,239	1,771
Furniture and fixtures	23,245	19,919	3,326	4,157
	40,165	35,600	4,565	5,928

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
10,000,000	Class A preferred shares without par value

Issued:	#	$
August 31, 2000	13,074,708	7,043,570
Warrants exercised	75,000	12,750
August 31, 2001	13,149,708	7,056,320
Warrants exercised	250,000	-
Shares issued for subscriptions received	300,000	30,000
Private placement	1,250,000	62,500
August 31, 2002	14,949,708	7,148,820

6. CAPITAL STOCK (continued)

Options and warrants:

Options have been granted and are exercisable in whole or in part until December 10, 2002 allowing the holders to purchase a maximum of 995,000 common shares at $0.10 per share.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 675,000 common shares at a price of $0.10 per share. Expiry dates range from February 1, 2003 to August 8, 2003.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $34,000 (2001 - $42,000).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,495,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

	$
2003	308,000
2004	373,000
2005	242,000
2006	201,000
2007	144,000
2008	122,000
2009	105,000

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

9. SUBSEQUENT EVENTS

Subsequent to year end, options have been exercised for 80,000 shares at a price of $0.10 per share for total proceeds of $8,000.

On September 9, 2002, the TSX Venture Exchange approved, subject to a one year hold period, the issuance of 137,500 shares at $0.10 per share to settle a debt of $13,750 owed to a director of the Company.

CORPORATE DATA
(as of August 31, 2002)

DIRECTORS AND OFFICERS:

Adolf A. Petancic - President & Director
H. Martyn Fowlds–Secretary, Vice Pres.& Director
Gerald G. Carlson, Ph.D., P. Eng. - Director
Brian E. Weir - Director
Dorothy Chin - Assistant Corporate Secretary

REGISTRAR & TRANSFER AGENT:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9
Tel: (604) 661-0217
Fax: (604) 683-3694

OFFICES:

Dentonia Resources Ltd.
Suite 100 (3rd Floor), 853 Richards Street
Vancouver, B.C. V6B 3B4
Phone: (604) 682-1141
Fax: (604) 682-1144
Email: dentonia@telus.net

AUDITORS:

Manning Elliott
Chartered Accounts
11th Floor - 1050 West Pender Street
Vancouver, B.C. V6E 3S7
Tel: (604) 714-3600
Fax: (604) 714-3669

INCORPORATED:

May 31, 1979
Province of British Columbia
Incorporation #191946

LISTED:

TSX Venture Exchange
Trading Symbol "DTA"
Cusip No. 249023

FILINGS:

S.E.C., Section 12g 3-2(b)
File #82-627, a foreign exempt Corporation
Tel: (202) 272-7450

Standard & Poor's Corporation, New York, USA
Tel: (212) 208-8467

SHARE CAPITAL:

Issued & Outstanding: 14,949,708 shares

INTEREST IN OTHER COMPANIES:

1/3 equity stake in DHK Diamonds Inc., incorporated in the N.W.T.

ANNUAL GENERAL MEETING:

The annual general meeting of shareholders for the year 2002 will be held at the office of the Company at Suite 100 (3rd Floor), 853 Richards Street, Vancouver, B.C. on Tuesday, December 10, 2002 at 10:30am. Shareholders of record as of October 31, 2002 will be entitled to attend the Meeting and vote either in person or by proxy.

Advance Notice of the Meeting was published in "The Province" on October 22, 2002.

02 DEC -2 AM 8:30

DENTONIA RESOURCES LTD.

Suite 100, (3rd Floor) - 853 Richards Street, Vancouver, B.C. Canada V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 10, 2002

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of DENTONIA RESOURCES LTD. (the "Company") will be held at Suite 100 (3rd Floor) - 853 Richards Street, Vancouver, British Columbia, on Tuesday, December 10, 2002 at 10:30 a.m. (Vancouver time), for the following purposes:

(1) to receive the report of the directors to the shareholders;

(2) to receive the financial statements of the Company for the year ended August 31, 2002 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

(3) to determine the number of directors at 4 and to elect the directors of the Company to hold office until their successors are elected at the next annual general meeting of the Company;

(4) to appoint the auditors of the Company to hold office until the next annual general meeting of the Company and to authorize the directors to fix their remuneration;

(5) to authorize the directors to approve, implement and establish a Stock Option Plan (the "Plan") authorizing the issuance of up to 3,000,000 common shares, over a five year period, to directors, officers, employees, consultants and other insiders of the Company, with the pertinent terms and conditions set forth in the accompanying Information Circular;

(6) to ratify all acts and proceedings of the directors and officers since the last annual general meeting; and

(7) to transact such other business as may properly be brought before the Meeting.

Accompanying this Notice is the Company's 2002 Annual Report (containing the Directors' Report to Shareholders), the Audited Financial Statements of the Company for the year ended August 31, 2002, an Information Circular, a Form of Proxy and an Annual Return Card Form.

The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those members unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 1st day of November, 2002.

By Order of the Board of Directors

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.
Suite 100, (3rd Floor) - 853 Richards Street, Vancouver, B.C. Canada V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of November 1st, 2002.

SOLICITATION OF PROXIES

This Information Circular is being furnished to the shareholders of Dentonia Resources Ltd. (the "Company") in connection with the solicitation of proxies for use at Shareholders' Meeting on December 10, 2002 (the "Meeting") by management of the Company. The solicitation will be primarily by mail, however proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company will bear the costs of this solicitation. The Company may also pay brokers or other persons holding shares of the Company in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders and for obtaining their proxies.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Advance Notice of the Meeting inviting nominations for directors was published in "The Province" on October 22, 2002 in accordance with section 111 of the *Company Act* (British Columbia). No nominations were received by the Company as a result of such notice.

Each director of the Company is elected annually and holds office until his or her successor is elected or appointed. Management of the Company intends to nominate each of the persons listed below for election as directors of the Company and the persons named in the enclosed form or proxy intend to vote for the election of such nominees. Each nominee is currently a director of the Company. Each director elected will hold office until the next annual general meeting of the Company unless he sooner ceases to hold office.

Name and Residence of Nominee (1)	Current Position with the Company	Director since	Principal Occupation	Common Shares Held (2)
Gerald G. Carlson (3) West Vancouver	Director	February 7, 1994	Dr. Carlson's mineral exploration experience spans over 27 years and includes both junior and major mining companies working on four continents. He is a member of several professional organizations and is a past President of the B.C. and Yukon Chamber of Mines.	Nil
H. Martyn Fowlds (2) Vancouver, B.C.	Director, Secretary, and Vice President	Dec. 10, 1997 Apr. 30, 2002	Mr. Fowlds is a businessman with more than 35 years experience in the finance and resource industries and is currently a director of Georgia Pacific Securities Corporation.	284,000
Adolf A. Petancic (2)(3) Vancouver, B.C.	Director President	November, 1991 December, 1993	Mr. Petancic is a businessman with more than 35 years experience in the resource industry. He has managed several VSE junior exploration companies.	1,578,388
Brian E. Weir(3)(4)	Director	May, 1993	Mr. Weir is a mining and exploration geologist with more than 35 years experience, now retired. He was involved in diamond exploration in northern Canada for many years. He is also a founding member of the Association of Professional Engineers and Geologists of the Northwest Territories.	8,000

NOTES:

(1) This information, to the extent not within the knowledge of the Company or otherwise previously disclosed in an Information Circular of the Company, has been provided by the respective nominee.

(2) The number of common shares held includes common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3) Member of the Audit Committee.

(4) A company 50% owned by Mr. Weir also holds 60,000 Common Shares of the Company.

The management of the Company is not aware that any of the above nominees will be unable or unwilling to serve, but should management become aware of such an occurrence before the election of directors takes place, it is intended that the discretionary power granted by the form of proxy will be used to vote such proxies for any substitute nominee or nominees whom management, in its discretion, may select.

Appointment of Auditors

Management proposes that Manning Elliott, chartered accountants, be appointed as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. The predecessor firm of Manning Elliott has been the Company's auditors since December 18, 1992.

Current Stock Option – Expiry December 10, 2002

The total number of common shares currently optioned do not exceed 10% and currently optioned to an individual do not exceed 5% of the total currently issued and outstanding common shares of the Company, namely 15,287,208.

As of August 31, 2002, the fiscal year end, officers, directors, and employees stock options outstanding were as follows:

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Securities under Options of Total currently Issued Securities (1) (c)	Exercise or Base Price ($/Security) (d) (2)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiry Date (f)
Adolf A. Petancic(3)	400,000	2.97%	0.10	0.30	Dec. 10/2002
Gerald Carlson	100,000	0.74%	0.10	0.30	Dec. 10/2002
Brian E. Weir	200,000	1.49%	0.10	0.30	Dec. 10/2002
H. Martyn Fowlds	200,000	1.49%	0.10	0.30	Dec. 10/2002
Dorothy Chin	95,000	0.71%	0.10	0.30	Dec. 10/2002
TOTAL:	995,000				

(1) Based on the total number of options and shares outstanding on the date of the financial year ended August 31, 2002.

(2) These options were repriced on July 23, 2002 from $0.30 to $0.10, at the time of the repricing, the Company's shares were trading at or below $0.10 a share.

(3) Adolf A. Petancic, between August 31, 2002 and October 31, 2002, exercised director's option to the extent of 200,000 shares.

Establishment of a Stock Option Plan, Grants of Option and Vesting

The persons named in the enclosed Instrument of Proxy will vote to approve a resolution concerning the establishment of a stock option plan to be known as Dentonia Stock Option Plan (the "Plan")

Management of the Company, considers it desirable and in the best interests of the Company to establish the Plan for the granting of future stock options to directors, officers, employees and consultants.

If adopted, the pertinent terms and conditions of the Plan are as follows:

a) The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

b) The Plan will be administered by the Board of Directors of the Company, who will have the full authority and sole discretion to grant options under the Plan to any Optionee, including themselves, as provided under the policies of the TSX Venture Exchange (the "Exchange");

c) All other outstanding options, if not exercised prior to the Meeting, will expire on the date of the Meeting, December 10, 2002;

d) The aggregate number of shares issuable pursuant to the Plan for the ensuing five years shall not exceed 3,000,000 shares;

e) No Option is assignable and or transferable;

f) The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company's shares as set out and defined in the policies of the Exchange, subject, however, to a minimum price of $0.10 per share;

g) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof;

h) Option may be granted under the Plan, exercisable over a period not exceeding five (5) years, from December 10, 2002;

i) Not more than 10%, in the aggregate, of the issued shares may be reserved for the grants of Option to insiders of the Company and their associate in any one 12 month period;

j) No more than 5% of the issued shares of the Company may be reserved for a grant of option to any one individual in any one 12 month period;

k) No more than 2% of the issued shares of the Company may be reserved for a grant of Option to any one consultant in any one 12 month period;

l) No more than 2% in the aggregate of the issued shares of the Company may be reserved for grant of option to employee(s) conducting Investor Relations Activities, in any one 12 month period;

m) Disinterested Shareholder approval will be obtained to any reduction in the exercise price, if the Optionee is an insider of the Company, at the time of the proposed reduction;

n) For stock options granted to employees, consultants or management company employees, these Optionees must be bona fide employees, consultants or management company employees, as the case may be;

o) All stock options and any listed shares issued upon the exercise of stock options, or where the exercise price of the stock option is based on the Discounted Market Price, must be legended with a four month Exchange hold period commencing on the date the stock options were granted;

p) Options shall have a vesting period of 18 month or more (be exercisable) from the date of their grant, in equal quarterly instalments, such vesting shall be cumulative and begin at the date of the approval of the grant of option by the Exchange;

q) In the event of a bona fide offer to its shareholders to purchase shares of the Company, either for cash, shares of the offeror, or by amalgamation, resulting, if accepted by the shareholders, the offeror obtaining a controlling share position in the Company, the portions of Option granted but not vested at the time of such offer, shall immediately vest and become exercisable on the date the majority of the shareholders accepts such an offer, and any shares issued pursuant to such option may be tendered to the offerors on the same terms and conditions as all the other shares of the Company.

r) Options granted to any Optionee who is a director, employee, consultant or management company must expire within 90 days after the Optionee ceases to be a member in all or any of these categories; as the case may be;

s) Options granted to an Optionee who is engaged in Investor Relations Activities must expire within 30 days after the Optionee ceases to be employed in Investor Relations Activities;

t) Option granted to an Optionee who ceases to be an eligible person, for cause, his or her option shall be cancelled immediately;

u) If the Optionee ceases to be a director, officer, employee or consultant of the Company, due to his or her death, or other disability, the portion of the Option then vested and held by the Optionee's Estate may be exercisable by his or her estate at any time up to:

(i) One year after the date of death or disability of the Optionee, or
(ii) The expiry date, whichever is the earlier.

The above Plan, is in compliance with Policy 4.4 of the Exchange for a Tier 2 company, but does require shareholders' approval, accordingly, the shareholders of the Company will be asked at the Meeting to pass an Ordinary Resolution, substantially in the text, as set out below:

"To authorize the Board of Directors of the Company to establish a Stock Option Plan (the "Plan"), to be administered in their absolute discretion, reserving up to 3,000,000 shares to be issued, over a five year period, under the terms and conditions of the Plan, as detailed in the accompanying Information Circular."

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as set out herein, none of the directors or senior officers of the Company, any proposed nominee for election as director of the Company or any associate or affiliate of any of them, is or has been indebted to the Company, or its subsidiaries, at any time since September 1, 2001.

Other Reporting Issuer

Name of Director	Name of Company	Position	Term of Office
Gerald G. Carlson	Copper Ridge Explorations Inc. Almadan Minerals ltd. IMA Exploration Inc. Orphan Boy Resources Inc. Nevada Star Resources Corp.	President & CEO Director Director Director President & CEO	1996 to date 1998 to date 1999 to date 1999 to date 2002 to date
H. Martyn Fowlds	Paccum Ventures Inc.	Director & Vice President	2002 to date

EXECUTIVE COMPENSATION

Compensation

The following table sets forth a summary of compensation paid during the Company's last three financial years to the individuals who were the Chief Executive Officer and the next four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen sation ($) (i)
Adolf Petancic President (Dec,1993 – Present)	2002 2001 2000	34,000 42,000 41,750	- - -	- - -	*400,000 - -	- - -	- - -	- - -

*Expire, December 10, 2002, 200,000 shares were exercised on October 31, 2002

MANAGEMENT CONTRACTS

Under the terms of an understanding, as compensation for his services as President of the Company, Mr. Petancic is entitled to a management fee of $2,500 per month plus reimbursement for all reasonable expenses incurred by him in connection with the affairs of the Company.

No management functions of the Company are, to any substantial degree, performed by a person other than the president, directors or senior officers of the Company or subsidiaries.

No compensation was paid to any director of the Company during the year ended August 31, 2002 in his capacity as a director.

PRIVATE PLACEMENT, EXERCISE OF WARRANTS AND OPTIONS BY INSIDERS

Directors, officers, employees and management nominees to the board of directors participated in the following Private Placements, Exercise of Warrants and Options during the period from September 1, 2001 to August 31, 2002:

Private Placement

Name	Number of Units*	Price per Unit	Amount	Exercise Price of 2 Warrants	Expiry Date of Warrants
Adolf A. Petancic	200,000	$0.05	$10,000	$0.10	Feb. 1, 2003
H. Martyn Fowlds	100,000	$0.05	$5,000	$0.10	Feb. 1, 2003

*1 share and 2 warrants, 2 warrants plus $0.10 are required to purchase an additional share.

Exercise of Warrants

Name	Number of Shares	Exercise Price of Warrant	Date	Amount
Adolf A. Petancic	100,000	$0.10	November 8, 2001	$10,000
Adolf A. Petancic	50,000	$0.10	December 13, 2001	$5,000
Adolf A. Petancic	100,000	$0.10	July 4, 2002	$10,000

SEQUENT EVENT

Exercise of Directors' Option

Name	Number of Shares	Exercise Price of Option	Date	Amount
Adolf A. Petancic	200,000	$0.10	October 31, 2002	$20,000

Conversion of Debt

Name	Number of Shares	Conversion Price	Date	Amount
Adolf A. Petancic	137,500	$0.10	September 4, 2002	$13,750

Since January, 2002, Adolf A. Petancic, President/Director charges a management fee of $2,500/month, part of these amounts were paid in cash, the balance, namely $13,750 which included the month of August, 2002, was converted into shares of the Company at $0.10/share.

All shares issued under Private Placement, Debt Conversion, and/or Exercise of Warrants and Options are subject to a minimum 4 month hold period or more.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out herein, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since September 1, 2001 or in any proposed transaction which materially affected or will materially affect the Company or any of its subsidiaries.

However, certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Please refer to the information set out under the heading "Other Reporting Issuers" above. Such association may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON AT THE MEETING

None of the directors or senior officers of the Company, no management nominee for election as director of the Company, none of the persons who have been directors or senior officers of the Company since September 1, 2001 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed elsewhere in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue 100,000,000 common shares and 10,000,000 Class A Preferred Shares. As at October 31, 2002, there are 15,287,208 common shares of the Company issued and outstanding and no Class A Preferred Shares have been issued. Holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on October 31, 2002, are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over the common shares of the Company, carrying more than 10% of the voting rights attached are:

Name	Number of Common Shares	Percentage of Common Shares Outstanding
CDS & Co.(1)(2)	9,491,129	63.49%
Adolf A.Petancic	1,578,388	10.32%

NOTES:

(1) This information, to the extent not within the knowledge of the Company, has been furnished by the person named or been furnished from the records of the registrar and transfer agent, Computershare Trust Company of Canada.

(2) The registered shareholders are nominee holders for certain financial institutions and their clients. Other than shares beneficially owned or over which control or direction is exercised by the directors of the Company or the proposed nominees for election, the Company is unaware of the beneficial ownership of these shares.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxy holder on the shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should strike out the names of the proxyholders so indicated and insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the Scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law. Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of the Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified by a shareholder in a proxy in the form of the enclosed form of proxy with respect to the election of the directors or the appointment of the Auditors, and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted for the election as directors of the persons so identified, for the appointment of Manning Elliott, Chartered Accountants, as Auditors and for the other matter identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed notice of the Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized in writing. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by a attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Attention: Proxy Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof (namely, by 10:30 a.m. (Vancouver time) on December 9, 2002).

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if matters not known to management should come before the Meeting, common shares represented by proxy solicited by management will be voted on each such matter in accordance with the best judgment of the nominees voting same.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

By Order of the Board of Directors

"Adolf A. Petancic"

Adolf A. Petancic
President

DENTONIA RESOURCES LTD.
ANNUAL GENERAL MEETING - DECEMBER 10, 2002
PROXY

The undersigned shareholder of Dentonia Resources Ltd. (the "Company") hereby nominates, constitutes and appoints Adolf Petancic or, failing him, H. Martyn Fowlds or, failing both of them,

____ of
(Name)

____
(Address)

as proxyholder of the undersigned, with full power of substitution, to attend the Annual General Meeting of the Company to be held on December 10, 2002 and any adjournment thereof (the "Meeting"), with authority to act and vote thereat for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote the Common Shares of the Company registered in the name of the undersigned in respect of the matters indicated below as follows:

	FOR	AGAINST
1) To determine the number of directors at 4.	______	______
2) To elect as a director of the Company:	FOR	AGAINST
Gerald G. Carlson	______	______
H. Martyn Fowlds	______	______
Adolf A. Petancic	______	______
Brian E. Weir	______	______
3) To appoint Manning Elliott, Chartered Accountants, as Auditor for the Company and to authorize the directors to fix the auditor's remuneration.	______	______
4) To authorize the Board of Directors of the Company to establish a Stock Option Plan (the "Plan"), to be administered in their absolute discretion, reserving up to 3,000,000 shares to be issued over a five year period under the terms and conditions of the Plan, as detailed in the accompanying Information Circular.	______	______
5) To ratify all acts and proceedings of the directors and officers since the last annual general meeting; and	______	______
6) To transact such other business as may properly be brought before the Meeting.	______	______

Signed this ________ day of ____________________, 2002.

Name of Shareholder: ______________________________ ______________________
(Please print clearly as registered) Signature of Shareholder

Number of Shares: ______________________________

(See "General" in the Information Circular for further information regarding proxies for use at the Meeting)

DENTONIA RESOURCES LTD.
ANNUAL GENERAL MEETING - DECEMBER 10, 2002

INSTRUCTIONS

1. **This proxy is solicited by management of Dentonia Resources Ltd., for use at the Annual General Meeting of the shareholders to be held December 10, 2002, and any adjournment thereof. Please refer to the Information Circular (the "Information Circular") accompanying this proxy for further information.**

2. If you are not able to be personally present at the Annual General Meeting, **please date and sign the form of proxy on the reverse hereof** and return it in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department. **In order to be valid, instruments appointing a proxyholder must be deposited with Computershare Trust Company of Canada no later than 24 hours before the time of the Meeting or any adjournment thereof (namely, 10:30 a.m. (Vancouver time) on December 9, 2002).**

3. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot. If the shareholder specifies a choice with respect to any matter, such shares will be voted accordingly. **If no choice is specified with respect to a matter identified in the proxy and one of the persons named in this proxy is appointed as proxyholder, the shares of the shareholder represented by this proxy will be voted as follows with respect to such matter for which no choice is specified: "FOR" to determine the number of directors at 4, "FOR" the election as directors of the persons identified in the proxy, "FOR" the appointment of Manning Elliott as Auditors for the Company, and "FOR" the other matter identified in the proxy.**

4. **The authority conferred hereunder may be exercised at the sole discretion of the proxyholder in respect of: (i) each matter set out for which no voting choice is indicated, (ii) any amendments to or variation in any of the matters listed, and (iii) other matters which may properly come before the Meeting or any adjournment thereof.**

5. **A shareholder has the right to appoint a person as proxyholder at the Meeting other than the persons designated in this form of proxy and may do so by striking out the names of the persons designated and inserting in the blank space provided the name and address of the person whom the shareholder wishes to appoint.**

6. If this proxy is not dated in the space provided for, authority is hereby given to the proxyholder named herein to date this proxy on the date on which it is deposited with Computershare Trust Company of Canada. If the number of shares is not indicated in the space provided, all of the shares registered in the name of the undersigned will be voted as provided for.

DENTONIA RESOURCES LTD.

ANNUAL RETURN CARD FORM
(Request For Interim Financial Statements)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF DENTONIA RESOURCES LTD. (the "Company")

National Policy Statement No. 41 "Shareholder Communication" adopted by the Canadian Securities Administrators provides registered and non-registered security holders with the opportunity to elect annually to have their names added to an issuer's **Supplemental Mailing List** in order to receive interim financial statements and other selected shareholder communications.

If you are interested in receiving such statements or other selective shareholder communications, please complete, mail or fax this form to:

DENTONIA RESOURCES LTD.
Suite 100 (3rd Floor) - 853 Richards Street
Vancouver, B.C. Canada
V6B 3B4

Tel: (604) 682-1141
Fax: (604) 682-1144
Email: dentonia@telus.net

or alternatively return with the Proxy to Computershare Trust Company of Canada (a return envelope is provided)

By your signature below, you certify that you are a security holder of the Company.

(Please print)

Name of Security Holder: ______________________________

Address: ______________________________

Postal Code/Zip Code: ______________________________

Signature of Security Holder or,
if the Security Holder is a company,
Signature of authorized signatory: ______________________________

Date: ______________________________